Blue Capital Reinsurance Holdings Ltd.

94 Pitts Bay Road

Pembroke HM 08, Bermuda

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler Ms. Amy Reischauer

Blue Capital Reinsurance Holdings Ltd.
Registration Statement on Form S-1
File No. 333-191586

November 1, 2013

Dear Mr. Riedler:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Blue Capital Reinsurance Holdings Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Washington, D.C. time) on Tuesday, November 5, 2013, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig F. Arcella at (212) 474-1024, or, in his absence, Michael E. Mariani at (212) 474-1007, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Blue Capital Reinsurance Holdings Ltd.,

by
/s/ Michael S. Paquette
Name:	Michael S. Paquette
Title:	Interim Chief Financial Officer